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                          UNITED STATES SECURITIES
                           AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              -----------------
                                  FORM 6-K

         Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934

                        For the Month of February 2001
                              -----------------
                       Commission file number 001-15841
                              -----------------

                               360networks inc.
                         (Exact name of Registrant)

                              -----------------

                       1500-1066 West Hastings Street,
                        Vancouver, British Columbia,
                                Canada V6E 3X1
                   (Address of principal executive offices)

                                (604) 681-1994
                       (Registrant's telephone number)

                              -----------------

Indicate by check mark whether the registrant files or will file annual
reports under cover Form 20-F or Form 40-F.   Form 20-F  /X/   Form 40-F / /.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934               Yes/ /       No /X/

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774).

This document may contain statements about expected future events and financial results that are forward looking in nature, and, as a result, are subject to certain risks and uncertainties. These risks, uncertainties and other factors may cause our actual results to differ materially from those projected by management. Such factors include, among others, the following: general economic and business conditions, both nationally and in the markets in which we operate or will operate; competition; the loss of any significant number of customers; changes in business strategy or development plans; technological developments; our ability to access markets, design effective fiber optic routes, install cable and facilities and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions; and other factors referenced in this Form 6-K. Some examples of forward looking statements contained in this 6-K are those regarding expected route miles and the costs associated with building our network, financial information regarding gross profit as a percentage of revenue, and other data with respect to future builds. For such statements, we claim the safe harbor for ""forward looking statements'' within the meaning of the Private Securities Litigation Reform Act of 1995.

==============================================================================

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                  Filed by 360networks inc.
                  Pursuant to Rule 425 under the Securities Act of 1933 Commission File No: 001-15841
                  Subject Companies: 360networks inc. and NetRail, Inc.



February 20, 2001


               360networks TO ACQUIRE IP SERVICE PROVIDER NETRAIL

    ACQUISITION PROVIDES 360networks WITH TIER 1 INTERNET PEERING AGREEMENTS

Vancouver - 360networks today announced plans to acquire NetRail, Inc., a Tier 1 wholesale IP service provider, in an all-stock transaction.

NetRail is an Atlanta-based independent provider of broadband services in the United States. NetRail's leased backbone network spans 32,000 kilometers (20,000 miles) and includes more than 50 points of presence (POPs) nationwide. NetRail's customers include telecommunications companies, Internet service providers and application service providers.

"This acquisition accelerates our entry into the IP services market due to NetRail's established peering arrangements with all other Tier 1 Internet backbones," said Greg Maffei, chief executive officer of 360networks. "In addition, we will have access to a robust suite of IP products and services, more than 150 customers and an exceptional employee group with proven salespeople and experienced IP network engineers."

"We look forward to providing NetRail customers access to our seamless, global broadband solutions, and layering their existing traffic and adding new IP traffic onto our lower cost, optical mesh network," added Maffei.

Founded in 1994, NetRail was among the first companies to establish Internet peering arrangements. The company has private and public peering agreements with all Tier 1 Internet backbone providers.

The acquisition is subject to approval by NetRail shareholders and certain regulatory authorities. 360networks expects the transaction to be completed in the second quarter of this year.

About 360networks
360networks (NASDAQ: TSIX and TSE: TSX) offers broadband network and colocation services to telecommunications and data-centric organizations. 360networks is developing one of the largest and most technologically advanced fiber optic mesh networks in the world. By mid-2002, the planned network will span 143,000 kilometers (89,000 miles) and link more than 100 major cities with terrestrial routes and submarine cables joining North America, South America,


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Asia and Europe. 360networks is also developing nearly 3.7 million square feet of network and server colocation space. More information is available at www.360.net.



THE STATEMENTS CONTAINED IN THIS RELEASE THAT ARE NOT HISTORIC FACTS ARE "FORWARD-LOOKING STATEMENTS" (AS SUCH TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1955). THESE STATEMENTS INCLUDE THOSE DESCRIBING 360networks' NETWORK AND DEPLOYMENT SCHEDULE AND THE EFFECT OF THE ACQUISITION OF NETRAIL ON 360networks' OPERATING AND FINANCIAL RESULTS. MANAGEMENT WISHES TO CAUTION THE READER THAT THESE FORWARD-LOOKING STATEMENTS ARE ONLY PREDICTIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE ABILITY OF 360networks TO MARKET, SELL AND PROVISION ITS SERVICES, TO DESIGN AND CONSTRUCT FIBER OPTIC NETWORKS AND INSTALL CABLE AND FACILITIES, INCLUDING SWITCHING ELECTRONICS, TO CONNECT ITS NETWORK TO ITS CUSTOMERS AND DEVELOPMENTS MADE BY FIBER OPTIC EQUIPMENT VENDORS. THESE AND OTHER RISKS AND UNCERTAINTIES TO WHICH THE 360networks BUSINESS IS SUBJECT ARE DESCRIBED IN 360networks REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND SECURITIES COMMISSIONS IN CANADA.

For more information, please contact:

Michelle Gagne
Director of corporate communications
360networks
604.648.7703
michelle.gagne@360.net

Nancy Bacchieri
Director of investor relations
360networks
206.239.4064
ir@360.net


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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       360networks inc.



                                       By:     /s/ Catherine McEachern
                                           -----------------------------------
                                           Catherine McEachern
                                           Vice President and General Council


Date: February 19, 2001